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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                            Chicago Title Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    168228104
                                 (CUSIP Number)

                                 August 31, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------------------
CUSIP No. 896106101                            13G
----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Louis M. Bacon
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)

                                                                       (b)
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             347,600
     OWNED BY
        EACH         ------ ----------------------------------------------------
      REPORTING          7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            347,600
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           347,600
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                       2
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Item 1(a):                         Name of Issuer:
----------                         ---------------

                                   Chicago Title Corporation (the "Company").

Item 1(b):                         Address of Issuer's Principal Executive
----------                         ---------------------------------------
                                   Offices:
                                   --------

                                   171 North Clark Street
                                   Chicago, Illinois 60601

Items 2(a):                        Name of Person Filing:
-----------                        ----------------------

                                   Louis M. Bacon ("Mr. Bacon")

                                   The statement is being filed by Mr. Bacon, in his capacity as (1) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc., a Connecticut corporation ("MCM"), and
                                   (2) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA").

                                   MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to Moore Global Investments, Ltd. ("MGI"), a non-U.S. investment company incorporated in the Bahamas, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the shares of Common Stock (as defined) which are the subject of this statement held for the account of MGI and for the account of RIS.


Item 2(b):                         Address of Principal Business Office:
----------                         -------------------------------------

                                   1251 Avenue of the Americas
                                   New York, New York 10020

Item 2(c):                         Citizenship:
----------                         ------------

                                   United States citizen




                                       3
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Item 2(d):                         Title of Class of Securities:
----------                         -----------------------------

                                   Common stock, par value $1.00 per share
                                   (the "Common Stock"), of the Company

Item 2(e):                         CUSIP Number:
----------                         -------------

                                   168228104

Item 3:                            If this  statement  is filed  pursuant  to
-------                            ------------------------------------------
                                   ss.ss.  240.13d-1(b)  or 240.13d-2(b) or (c),
                                   ---------------------------------------------
                                   check whether the person is filing as a:
                                   ----------------------------------------

                                   (a)[ ] Broker or dealer registered under
                                          section 15 of the Act (15 U.S.C. 78o).

                                   (b)[ ] Bank as defined in section 3(a)(6) of
                                          the Act (15 U.S.C. 78c).

                                   (c)[ ] Insurance company as defined in
                                          section 3(a)(19) of the Act
                                          (15 U.S.C. 78c).

                                   (d)[ ] Investment company registered under
                                          section 8 of the Investment Company
                                          Act of 1940 (15 U.S.C. 80a-8).


                                   (e)[ ] An investment adviser in accordance
                                          with ss. 240.13d-1(b)(1)(ii)(E).

                                   (f)[ ] An  employee  benefit  plan  or
                                          endowment fund in accordance with
                                          ss. 240.13d-1(b)(1)(ii)(F).

                                   (g)[ ] A  parent  holding  company  or
                                          control person in accordance with
                                          ss. 240.13d-1(b)(1)(ii)(G).

                                   (h)[ ] A savings association as defined in
                                          Section 3(b) of the Federal Deposit
                                          Insurance Act (12 U.S.C. 1813).

                                   (i)[ ] A church  plan that is excluded
                                          from   the   definition   of   an
                                          investment  company under section
                                          3(c)(14)   of   the    Investment
                                          Company Act of 1940 (15 U.S.C.
                                          80a-3).

                                   (j)[ ] Group, in accordance with ss.
                                          240.13d-1(b)(1)(ii)(J).

                                   If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].




                                       4
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Items 4(a)-(c):                    Ownership:
---------------                    ----------


                                   On the date of this Statement, Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 347,600 shares of Common Stock by virtue of his control of MCM and MCA. Such shares represent 1.6% of the issued and outstanding shares of Common Stock. By virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the shares of Common Stock held by MGI and RIS.

                                   The percentages used herein are calculated based upon the 21,906,651 shares of Common Stock stated to be issued and outstanding as of June 30, 1998, as reflected in the Company's report on Form 10-Q for the quarte ended June 30, 1998.

Item 5:                            Ownership of Five Percent or Less of a Class:
-------                            ---------------------------------------------

                                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                   [X].

Item 6:                            Ownership of More than Five Percent on Behalf
-------                            --------------------------------------------
                                   of Another Person:
                                   ------------------

                                   Mr. Bacon, by virtue of his control of MCM and MCA, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock, except that shareholders of MGI and partners of RIS have the right to participate in the receipt of dividends from, or proceeds upon the sale of the shares of Common Stock held for their respective accounts.

Item 7:                            Identification and Classification of the
-------                            ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   ------------------------------------------

                                   Not Applicable.



Item 8:                            Identification and Classification of
-------                            ------------------------------------
                                   Members of the Group:
                                   ---------------------

                                   Not Applicable.




                                       5
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Item 9:                            Notice of Dissolution of Group:
-------                            -------------------------------

                                   Not Applicable.

Item 10:                           Certification:
--------                           --------------

                                   By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                       6
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 1998


                                            LOUIS M. BACON

                                            By:  /s/ Stephen R. Nelson
                                            ------------------------------
                                                Name:  Stephen R. Nelson*
                                                Title: Attorney-in-Fact


---------------------
* Power of Attorney dated November 28, 1997 granted by Louis M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson is attached hereto as Exhibit A.





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